                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*




                           Interactive Objects, Inc.
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)


                                  45839B 10 7
                                (CUSIP Number)


                               Steven G. Wollach
                           Interactive Objects, Inc.
                          214 Pine Street, Suite 800
                              Seattle, WA  98101
                                (206) 464-1008
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 4, 1999
            (Date of Event Which Required Filing of This Statement)



[ ]  Check box if the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 45839B 10 7                                       PAGE 2 OF 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    STEVEN G. WOLLACH

      I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY)
      N/A

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      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4    N/A

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S. CITIZEN

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                          SOLE VOTING POWER
                     7
     NUMBER OF            486,666 SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,580,800 SHARES
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             486,666 SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- SHARES
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,067,466 SHARES (SEE ITEM 5 BELOW)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES.
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.2% (SEE ITEM 5 BELOW)
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      TYPE OF REPORTING PERSON
14
      IN
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 45839B 10 7                                       PAGE 3 OF 5
-----------------------                                  ---------------------

Item 1.  Security and Issuer:

     Title of Security................. Common Stock, $.01 par value

     Name and Address of Issuer........ Interactive Objects, Inc.
                                        214 Pine Street, Suite 800
                                        Seattle, WA  98101

Item 2.  Identity and Background:

(a)  Name of Person Filing............. Steven G. Wollach

(b)  Residence or Business Address..... 214 Pine Street, Suite 800
                                        Seattle, WA  98101

(c)  Occupation/Employment/Business:
       . Principal Occupation/
         Employment.................... President, Chief Financial Officer and
                                        Director
       . Name and Address of
         Organization.................. Interactive Objects, Inc.
                                        214 Pine Street, Suite 800
                                        Seattle, WA  98101
       . Principal Business of
         Organization.................. Software development and consulting

(d)  Criminal Proceedings; Convictions (past five years).  N/A

(e)  Civil Proceedings: Judgments, etc. (past five years)  N/A

(f)  Citizenship.........................................  U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.  Purpose of Transaction.

The Reporting Person is an officer and director of the Issuer. Pursuant to Rule 13d-1 promulgated under the Exchange Act, the Reporting Person is deemed to be the beneficial owner of an aggregate of 2,580,800 shares being reported herein due to his appointment under powers of attorney to vote such shares, pursuant to the terms of settlement agreements entered into between the Issuer and certain founders of the Issuer. The terms of the settlement agreements are set forth in
Item 6 below. As described below, the powers of attorney lapse over a period of 18 months from the effective date of such agreements.

The Reporting Person has no intention of acquiring additional securities of the Issuer, other than pursuant to exercises of stock options that have been, or may in the future be, granted to the Reporting Person, although the Reporting Person reserves the right to make additional purchases from time to time. In addition, through his power to vote the shares for which he is deemed to be the beneficial owner of pursuant to Rule 13d-1, the Reporting Person has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a) (j) of Schedule 13D. Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D. Notwithstanding the foregoing, this shall in no way limit or otherwise restrict in any manner the Reporting Person's exercise of his fiduciary duties as an officer and director of the Issuer.
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 45839B 10 7                                       PAGE 4 OF 5
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Item 5.  Interest in Securities of the Issuer.

(a)  . Aggregate Number of Shares Beneficially Owned... 3,067,466 shares

     (Comprised of 25,000 shares of common stock held directly, stock options to purchase 461,666 shares of common stock, which stock options are exercisable within 60 days of the date hereof, and 2,580,800 shares over which the Reporting Person has the power to vote pursuant to a power of attorney. Subsequently, on March 26, 1999, the Issuer redeemed 950,000 shares pursuant to the terms of the settlement agreements; and accordingly, the Reporting Person's beneficial ownership as of such date decreased to 2,137,466 shares.)

     Percentage Beneficially Owned........ 20.2%

     (Calculated in accordance with Exchange Act Rule 13d-3, based on 15,170,593 shares of common stock outstanding, consisting of 14,708,927 shares outstanding as of March 4, 1999 and an aggregate of 461,666 shares subject to stock options held by the Reporting Person that are exercisable within 60 days of the date hereof. After giving effect to the Issuer's redemption of the 950,000 shares on March 26, 1999, the Reporting Person is deemed the beneficial owner of 15.0%.)

(b)  Power to Vote and Disposition:

     . Sole Power to Vote................. 486,666 shares
     . Shared Power to Vote............... 2,580,800 shares
     . Sole Power of Disposition.......... 486,666 shares
     . Shared Power of Disposition........ -0- shares

(c)  Transactions in Shares............... Not Applicable

(d)  Right to Dividends or Sale Proceeds.. Not Applicable

(e)  Beneficial Ownership of 5% or Less... Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On March 4, 1999, the Issuer entered into Mutual Release and Settlement Agreements (the "Settlement Agreements") with each of Ryan Smith ("Smith") and John Guarino ("Guarino"), each a founder and former director and officer of the Issuer. The Settlement Agreements were entered into to resolve and settle all matters between the parties. In connection with and as part of the Settlement Agreements, each of Smith and Guarino have separately granted to the Issuer, or its assignee, options to purchase 1,680,800 shares and 900,000 shares, respectively, of the common stock owned by them, at an exercise price of $0.50 per share. Of such shares, the Issuer irrevocably agreed to purchase 550,000 shares and 400,000 shares, respectively, from Smith and Guarino within 20 days of the effective date of the Settlement Agreements, and redeemed all such shares as of March 26, 1999. All of the remaining 1,630,800 shares were placed in an escrow account and are to be released from the escrow upon expiration of the option periods with respect thereto. Commencing on October 15, 1999, and every three months thereafter, an aggregate of 226,160 shares and 100,000 shares, respectively, of the shares held by Smith and Guarino (less any shares theretofore purchased by the Issuer or its assignee upon exercise of the options) are to be released from the escrow and returned to Smith or Guarino, as applicable. While any of such shares remain in escrow, each of Messrs. Smith and Guarino has given his proxy
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 45839B 10 7                                       PAGE 5 OF 5
-----------------------                                  ---------------------

to each of Messrs. Steve Wollach, Brent Nelson and Thad Wardall, the current directors of the Issuer, to vote all such shares.

Item 7.  Material to Be Filed as Exhibits

See the following items incorporated herein by this reference from the Issuer's Form 8-K dated March 24, 1999:

   . Mutual Release and Settlement Agreement between Interactive Objects, Inc.
     and Ryan Smith, dated March 4, 1999
   . Mutual Release and Settlement Agreement between Interactive Objects, Inc.
     and John Guarino, dated March 4, 1999


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 20, 1999

                                              /s/ Steven G. Wollach
                                              ----------------------------------
                                              Steven G. Wollach